ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update – Routine announcements from
13 March to 23 April 2010

20th April 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified yesterday that
20,234 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 19 April 2010 consists of 2,617,190,095 ordinary shares, of which 141,374,884 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,475,815,211 shares with voting rights.

The figure of 2,475,815,211 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

14th April 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today,
202,791 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 14 April 2010 consists of 2,617,190,095 ordinary shares, of which 141,395,118 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,475,794,977 shares with voting rights.

The figure of 2,475,794,977 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (NG.)

Monday 12th April 2010

Notification of Major Interest in NG. Ordinary Shares

NG late on Friday 9th April received a further notification from BlackRock Inc. Its combined total interest in NG voting ordinary shares, through BlackRock Investment Management (UK) Limited, was 4.999% (123,761,405 shares) at 8 April 2010; having previously been notified as 5.00% (123,869,416 shares) at 6 April 2010.

This notice is given in fulfilment of National Grid plc’s obligation under the DTR requirements.

National Grid plc (“NG”)

Thursday 8th April 2010

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 42,320 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on 7th April 2010, at a price of 658.5 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	19 Ordinary Shares

Steven Holliday	19 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	667,551 Ordinary Shares

Steven Holliday	1,325,597 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 19 shares purchased by the SIP Trustee for his partner and we have been notified of a further 4,717 shares within his partner’s total interest at 31 March 2010.

National Grid plc (NG.)

8th April 2010

Notification of Major Interest in NG. Ordinary Shares

NG today received a further notification from BlackRock Inc. Its combined total interest in NG voting ordinary shares, through BlackRock Investment Management (UK) Limited, was 5.00% (123,869,416 shares) at 6 April 2010; having previously been notified as 4.995% (123,538,455 shares) at 31March 2010.

This notice is given in fulfilment of National Grid plc’s obligation under the DTR requirements.

National Grid plc (NG.)

7th April 2010

Notification of Major Interest in NG. Ordinary Shares

NG late yesterday received a further notification from BlackRock Inc. Its combined total interest in NG voting ordinary shares, through BlackRock Investment Management (UK) Limited, was 4.995% (123,538,455 shares) at 31March 2010; having previously been notified as 5.22% (128,436,555 shares) at 1 December 2009.

This notice is given in fulfilment of National Grid plc’s obligation under the DTR requirements.

National Grid plc (NG.)

Tuesday 6th April 2010

Notification of Major Interest in NG. Ordinary Shares

NG late on Thursday 1 April (after close of business for the Easter break) received from Legal & General Group Plc (L&G) a further Notification; that L&G’s total interest had reduced to 4.35% of NG voting ordinary shares (107,703,278 shares) at 31 March 2010.

This notice is given in fulfilment of National Grid plc’s obligation under the DTR requirements.

6th April 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 2,502,709 shares held in Treasury were transferred to share scheme participants following Sharesave scheme maturities. Following this change, National Grid plc’s registered capital from 6 April 2010 consists of 2,617,190,095 ordinary shares, of which 141,597,909 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,475,592,186 shares with voting rights.

The figure of 2,475,592,186 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

1 April 2010

National Grid plc

Directors’ Interests in National Grid plc Ordinary Shares

National Grid plc has today received confirmation of the following updated interests for Steve Lucas and Mark Fairbairn:

National Grid Sharesave Scheme

On 1st April 2010 Steve Lucas exercised a Sharesave option, granted to him in December 2006 over 1,693 shares, at an option price of 558p on its three year maturity.

On 1st April 2010 Mark Fairbairn exercised a Sharesave option, granted to him in December 2004 over 862 shares, at an option price of 383p on its five year maturity.

Their total interests remain unchanged.

Contact: Robin Kerner, Assistant Secretary- Share Schemes (0207 004 3223).

1st April 2010

National Grid plc (National Grid)

Voting Rights and Capital update

Yesterday, 31 March 2010, National Grid was notified that, earlier in the day, 20,459 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 31 March 2010 consists of 2,617,190,095 ordinary shares, of which 144,100,618 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,473,089,477 shares with voting rights.

The figure of 2,473,089,477 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

22nd March 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 38,900 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 22 March 2010 consists of 2,617,190,095 ordinary shares, of which 144,121,077 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,473,069,018 shares with voting rights.

The figure of 2,473,069,018 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

18th March 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 14,404 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 18 March 2010 consists of 2,617,190,095 ordinary shares, of which 144,159,977 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,473,030,118 shares with voting rights.

The figure of 2,473,030,118 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

16th March 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has also been notified that, earlier today, 37,153 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 16 March 2010 consists of 2,617,190,095 ordinary shares, of which 144,174,381 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,473,015,714 shares with voting rights.

The figure of 2,473,015,714 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226